Mail Stop 3561

December 29, 2006

Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT  06511

      Re:     **USChina Channel Inc.**
              **Amendment No. 2 to**
              **Registration Statement on Form SB-2**
              **Filed December 1, 2006**
              **File No. 333-137437**

Dear Mr. Chien:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

Risk Factors

1. If true, please clarify risk factor 5 to indicate that Mr. Chien's maximum loan obligation is $70,000 less the amount of proceeds received in the offering.

Use of Proceeds

2. Please expand footnote (5) to explain how proceeds allocated to working capital will be used if less than the maximum amount is sold in the offering.

3. It would appear appropriate to expand this section to explain the repayment of Mr. Chien's loan with the receipt of offering proceeds as your risk factor disclosure indicates. Further, risk factor 5 indicates that the loan will be repaid in full if offering proceeds exceed $70,000. Please disclose the impact on the loan if offering proceeds do not exceed $70,000.

Directors, Executive Officers, Promoters and Control Persons

4. Your new disclosure refers to two examples of acquisitions "without the financial auditing" or the absence of "financial auditing followed the GAAP standard."   You also refer to one "merger process without properly disclosure following SEC requirement."  Please tell us the basis for these statements absent a determination by a court or regulatory body.  We do not understand the basis for these statements without such determinations.  Please advise or revise your disclosure.

5.  Please revise and explain the sentence fragment, "Since the Chinese companies took the financing as the target of public listing."

6.  Please explain why the combination with a pink sheet listed company constitutes an "abuse" or "error."

7.  With respect to your response to our prior comment 5, we do not understand the basis for any assertions of violations without determinations of such violations by a court or regulatory body.  Further, please specifically direct our attention to the SEC filings that constituted "admission" of disclosure violations.

8.  Under "Our Business" in the prospectus, change "OCTBB" to "OTCBB" as previously stated in comment no. 6.

9.  We note your response that LLC is not a registered broker-dealer or investment adviser, however, we still repeat the comment as set forth in comment 9, asking that you explain the basis for the LLC's activities without registration.

10. We note the list of proposed LLC activities, which includes advising Chinese companies "how to follow US security laws and rules in the reverse merger process." We also note that USChina will prepare 8-K documents for reverse mergers. Please include disclosure in your filing explaining whether these and similar activities constitute rendering of legal advice requiring licensing as an attorney under applicable state law. In this regard, please explain the extent to which USChina and LLC will engage licensed attorneys in providing these services.

11. Explain the source of LLC's funding. If Mr. Chien is its source of funding, explain Mr. Chien's ability to fulfill funding commitments for LLC and INC. If this matter presents a material risk to USChina, please add a risk factor to address this risk.

12. The references to "Chinese agency expenses" and "Chinese customer service agents" remain unclear as previously indicated in comment 12. Please explain these terms plainly in the registration statement.

13. We repeat comment 13. Provide more details in the prospectus on what activities the Company proposes to do. Also, tell investors what is meant by "presenter under trustee agreement." Elaborate precisely on Mr. Chien's ability and experience in "doing SEC filings" as stated in the registration statement.

Management's Discussion and Analysis or Plan of Operations

14. The prospectus indicates that the LLC will "assign the INC to prepare part of the document of 8K for the reverse merger purpose." Please explain how USChina will accomplish this activity, including the extent of reliance on other parties, and disclose the compensation arrangement to USChina.

15. With respect to the other LLC "active customers," please disclose any plans regarding work by USChina for those parties, including the work to be provided, the manner in which the work will be accomplished and the compensation arrangements.

16. The staff restates comment 14. Please revise accordingly.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please do not hesitate to contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions you may have.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies